Lia Der Marderosian

February 3, 2015	+1 617 526 6982 (t)
+1 617 526 5000 (f)
lia.dermarderosian@wilmerhale.com

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 6010

Washington, DC 20549-6010

Attention:  Jeffrey P. Riedler

Re:	Bellerophon Therapeutics LLC
Registration Statement on Form S-1
Filed January 13, 2015
File No. 333-201474

Ladies and Gentlemen:

On behalf of Bellerophon Therapeutics LLC (the “Company”), submitted herewith is an Amendment No. 1 to the Registration Statement on Form S-1 relating to the registration under the Securities Act of 1933, as amended, of common stock of the Company.

Also on behalf of the Company, we are responding to the comment of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated January 27, 2015 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-1.  Set forth below is the Company’s response to the Staff’s comment. The response set forth below is based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. For convenience, the response is keyed to the numbering of the comment and the heading used in the Comment Letter. On behalf of the Company, we advise you as follows:

Notes to Financial Statements,

(13) Commitments and Contingencies

(a) Legal Proceedings, page F-19

1.              In your disclosure regarding the amended license agreement, please specify whether the potential payments for milestones related to clinical and regulatory events, milestones related to commercialization and royalties changed. If so, disclose the revised totals for each of these categories.

Response:                                        The Company respectfully advises the Staff that the Company’s amended license agreement with BioLineRx Ltd. and BioLine Innovations Jerusalem L.P. did not change the aggregate potential payments for milestones related to clinical and regulatory events, the aggregate potential payments for milestones related to commercialization or the royalties payable under that agreement, in each case prior to such amendment.  The aggregate potential milestone payments for milestones related to clinical and regulatory events, the aggregate potential payments for milestones related to commercialization and the royalties payable under the license agreement remain as described on pages 83, 115 and F-17 of the Registration Statement.

If you have any further questions or comments, or if you require additional information, please contact the undersigned by telephone at (617) 526-6982 or electronically at lia.dermarderosian@wilmerhale.com.  Thank you for your assistance.

Very truly yours,

/s/ Lia Der Marderosian

Lia Der Marderosian

cc:	Jonathan M. Peacock